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                                                                      Exhibit 44

                List of Employee-Related Questions and Answers

Q.  What is the structure of the transaction?  What will happen to RSC?

A. The merger agreement announced on June 28th contemplates a tender offer by Atlas Copco to purchase all of RSC's outstanding shares of stock for $29.00 per share in cash. Following the completion of the tender offer, upon the satisfaction or waiver of certain conditions, the merger agreement provides that shares not acquired by Atlas Copco in the tender offer will be converted into the right to receive $29.00 per share in cash in a second-step merger. After the merger closes, RSC will become a wholly owned subsidiary/division of Atlas Copco North America Inc., a U.S. subsidiary of Swedish-based Atlas Copco AB.

Q.  When will the transaction be completed?

A. The tender offer commenced on June 29th and is initially scheduled to expire on July 27th. While we can't be sure when the transaction will be completed, we expect that the second-step merger will occur shortly after the final expiration of the tender offer.

Q.  What is a "tender offer"?

A. Simply put, it means Atlas Copco has offered RSC's stockholders $29.00 per share in cash for their shares. If you tender your shares into the offer then, subject to the completion of the tender offer, you will receive $29.00 in cash for each share tendered.

Q.  How do I "tender" my shares?

A. Generally, tendering your shares requires you or your broker to deliver your share certificates to a depositary retained by Atlas Copco for the purpose of receiving, examining and counting tendered shares. The exact procedure for tendering your shares, however, will depend on how your shares are currently "held". For example, if you participate in our ESPP, your shares are likely held by Merrill Lynch in your name. You will receive a packet of information from Merrill Lynch at your home address which will include detailed instructions on how to tender your shares. If you are an ESPP participant, you may also contact Merrill Lynch directly at 800-621-3777 for additional guidance. If you hold
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shares outside the ESPP or through your broker, you will receive your packet of information directly from Atlas Copco or from your broker. You should contact your broker for instructions on how to tender your shares.

Q:  What if I don't tender my shares?

A. If the tender offer is completed and all conditions to the second-step merger are satisfied or waived, your shares will be converted into the right to receive $29.00 per share in cash in the second-step merger, unless you properly exercise your rights to an appraisal of your shares under Delaware law. Your appraisal rights are summarized in the packet of information being distributed to you.

Q.  How is the transaction going to affect our Employee Stock Purchase Plan
(ESPP)?

A.  Once the second-step merger is completed, our ESPP will terminate.

Q. The first offering period for the ESPP ended on June 30th - what happened to the money I contributed to the ESPP between January 1st and June 30th?

A. Your ESPP dollars were used to purchase RSC shares at the calculated price of $12.86 per share (the plan allows for purchase of the stock at the lower of the two prices at the beginning of the period - Jan 1 or the close of the period
- June 30, minus a 15% discount). These shares are held in your name by Merrill Lynch and can be tendered in the tender offer by following the procedures outlined in the materials you will be receiving.

Q. There may be several pay periods between the beginning of the second offering period for the ESPP (July 1st) and the closing of the transaction. What happens to the money I contribute during that period?

A. If you are currently enrolled in the ESPP, your contributions will continue until the transaction closes. At the closing of the second-step merger, the second offering period will end. Your contribution dollars will be used to purchase shares according to the ESPP, although the offering period could be shorter than usual. The number of shares will be calculated based on the lower of the price on July 1st or the day immediately prior to the closing of the second-step merger and using the 15% discount. Upon the closing, you will receive $29.00 in cash for each calculated share. Applicable taxes will be deducted and you will receive a check for the appropriate amount.
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Q.  When I tender shares purchased through the ESPP will there be any commission or sales charge resulting from the transaction?

A. If you are an active RSC employee who has purchased shares through the ESPP, there will be no related commission or sales charge when your shares are tendered. However, RSC may be required to withhold taxes on some of the payments made to you for your tendered shares.

Q. Will our ESPP be replaced with a similar employee stock purchase plan from Atlas Copco?

A. At this time, we do not know if Atlas Copco has an ESPP or if Atlas Copco plans on replacing our ESPP.

Q.  How will this merger affect RSC's 401(k) plan?

A. RSC's 401(k) plan will continue for the time being. However, Atlas Copco and RSC plan on reviewing the 401(k) plan to determine what future course of action may be appropriate. At this time, we have not started discussions in this area and no decisions have been made.

Q.  Will our medical and dental benefits change?  How?

A. Atlas Copco and RSC plan on reviewing all current benefits plans to see if making changes would provide a cost benefit due to the larger group of employees. At this time, we have not started discussions in this area and no decisions have been made.

Q. I just received a copy of the Supplemental Severance Pay Plan in the mail, is the plan still in effect?

A. Yes. If the tender offer is completed and Atlas Copco acquires 50% or more of the outstanding shares, a "change in control" under the Supplemental Severance Pay Plan will occur. Therefore, benefits under the Supplemental Severance Pay Plan will be payable if they are triggered pursuant to the terms of the plan within 12 months after the completion of the tender offer.